Branden T. Burningham
                               Attorney at Law
                         455 East 500 South, Suite 205
                           Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA                 TELEPHONE:  (801) 363-7411
                                                FACSIMILE:  (801) 355-7126


August 29, 2005


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549


Re: Request to withdraw Post-effective Amendment No. 1 to Registration
    Statement on Form SB-2 of Gold Standard, Inc., a Utah corporation (the "Company")

    Commission File No. 333-115067


Ladies and Gentlemen:

     As counsel to the Company, I respectfully request that the above-referenced request to withdraw the above-referenced registration statement be withdrawn, effective immediately. It was erroneously filed on August 25, 2005, using the Edgar tag RW, when it should have been filed under the tag AW. We will immediately re-file the request using the correct tag.

     Thank you very much.

                                                 Sincerely yours,

                                                 /s/ Branden T. Burningham

                                                 Branden T. Burningham